NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

March 6, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eric Atallah

Re:	NeuroMetrix, Inc.
Registration Statement on Form S-3 File No. 333-229349
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, NeuroMetrix, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-229349) (the “Registration Statement”), so that it may become effective at 10:00 a.m., Washington, D.C. time on March 8, 2019, or as soon thereafter as practicable.

The Company hereby authorizes Megan N. Gates, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Ms. Gates at (617) 348-4443 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Ms. Gates.

NeuroMetrix, Inc.

/s/ Thomas T. Higgins

Thomas T. Higgins
Senior Vice President, Chief Financial
Officer and Treasurer

cc:    NeuroMetrix, Inc.
Shai N. Gozani, M.D., Ph.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates, Esq.